SEC 1745 (02-02)	POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

OMB APPROVAL
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EXPIRES: DECEMBER 31, 2005
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UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 8)*

Rimage Corporation

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

766721 10 4

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 766721 10 4		SCHEDULE 13G	Page 2 of 5 Pages

1.	Names of Reporting Persons. Richard F. McNamara I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 741,509

	6.	Shared Voting Power 301,250

	7.	Sole Dispositive Power 741,509

	8.	Shared Dispositive Power 301,250

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,042,759

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 9.8%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 766721 10 4		Page 3 of 5 Pages

Item 1.
	(a)	Name of Issuer: Rimage Corporation
	(b)	Address of Issuer's Principal Executive Offices: 7725 Washington Ave. South, Edina, Minnesota, 55439

Item 2.
	(a)	Name of Person Filing: Richard F. McNamara
	(b)	Address of Principal Business Office or, if none, Residence: 7808 Creekridge Circle, Minneapolis, MN 55439
	(c)	Citizenship: United States
	(d)	Title of Class of Securities: Common Stock, $0.1 par value
	(e)	CUSIP Number 766721 10 4

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) Broker or Dealer registered under Section 15 of the Act.
(b) Bank as defined in Section 3(a)(6) of the Act.
(c) Insurance Company as defined in Section 3(a)(19) of the Act.
(d) Investment Company registered under Section 8 of the Investment Company Act of 1940.
(e) Investment Advisor in accordance with § 240.13d-1(b)(1)(ii)(E).
(f) Employee Benefit Plan or Endowment Fund in accordance with § 240.13d-1(b)(1)(ii)(F).
(g) Parent Holding Company, in accordance with § 240.13d-1(b)(ii)(G) (Note: See Item 7).
(h) Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i) Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
(j) Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

CUSIP No. 766721 10 4	Page 4 of 5 Pages

Item 4.	Ownership:
(a)

Amount beneficially owned: As of December 31, 2002, Mr. McNamara holds 584,425 shares of the Issuer's common stock and options exercisable within 60 days of December 31, 2002 to purchase an additional 157,084 shares. Mr. McNamara is a trustee of the Richard McNamara Family Foundation which holds 301,250 shares of the Issuer's common stock as of December 31, 2002. Mr. McNamara's spouse holds 1,000 shares of the Issuer's common stock as of December 31, 2002. Mr. McNamara disclaims beneficial ownership of the Issuer's common stock held by the Richard McNamara Family Foundation and his spouse.

(b)

Percent of class:  9.8% based on 8,713,111 shares of the Issuer's Common Stock outstanding as of October 29, 2002 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30k, 2002 and including all 1,042,759 shares deemed to be fenefically owned by Mr. McNamara.

(c) The Reporting Person has the power to vote or dispose of the shares as follows:

(i) Sole power to vote or to direct the vote: 741,509 (includes options exercisable within 60 days of December 31, 2002 to purchase 157,984 shares).
(ii) Shared power to vote or direct the vote: 301,250
(iii) Sole power to dispose or direct the disposition: 741,509 (includes options exercisable within 60 days of December 31, 2002 to purchase 157,084 shares).
(iv) Shared power to dispose or direct the disposition: 301,250

Item 5.	Ownership of Five Percent or less of a Class:
Not Applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable

Item 7.	Identification and Classification of the Subsidiary shich Acquired the Security Reported on by the Parent Holding Company:
Not Applicable

Item 8.	Identification and Classification of Members of the Group:
Not Applicable

Item 9.	Notice of Dissolution of Group:
Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of securites and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 766721 10 4	Page 5 of 5 Pages

Signature

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2003	/s/ Richard F. McNamara Richard F. McNamara